KONECRANES

FILE 82-4297

Group Communications and Investor Relations
Franciska Jan[redacted]
Tel. +358-20 4
Fax +358-20 4
Email: francisk

05012489

3 November, 2005

SUPPL

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Stock Exchange Announcement published by the Company on 3 November, 2005.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations

o.b.o. Franciska Janzon
Investor Relations Manager

Liisa Siren
Communications Assistant

dlw 11/14

CAPITAL GROUP COMPANIES, INC'S HOLDING IN KCI KONECRANES PLC

This is a notice under Chapter 2, Section 10 of the Finnish Securities Market Act.

The Capital Group Companies, Inc's (Taxpayer I.D. 86-0206507) holding in KCI Konecranes Plc has on 1 November 2005 risen to 6.91 % of the company's total share capital and voting rights.

The Capital Group Companies, Inc.'s (CGC) total shareholding through its subsidiary companies has reached the following proportions:

Company	Number of shares	% of shares and voting rights
Capital Research and Management Company	992,550	6.91
Capital Guardian Trust Company	0	0.00
Capital International, Inc.	0	0.00
Capital International Limited	0	0.00
Capital International, S.A.	0	0.00
TOTAL	992,550	6.91

On 20 May, 2003 CGC's holding amounted to 4.87% of the share capital and voting rights in KCI Konecranes Plc.

KCI Konecranes has only one class of shares and each share entitles to one vote. The share capital is EUR 28,708,460 and the total number of shares is 14,354,230.

The Capital Group Companies, Inc. is a holding company for several subsidiary companies engaged in investment activities. For further information on CGC please visit their website at www.capgroup.com.

KCI Konecranes is a world leading engineering group specialising in advanced overhead lifting solutions and maintenance services. It has the world's largest organization of crane service professionals maintaining cranes of every make. KCI Konecranes is a leading supplier of heavy-duty cranes for process industries and shipyards, and a global supplier of special harbour cranes for bulk materials and containers and of mobile container handling equipment like Reach Stackers and Lift Trucks. In 2004, Group sales totalled EUR 728 million. The Group has 5,000 employees in 35 countries all over the world. For further information please visit www.konecranes.com.

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
Franciska Janzon, IR Manager, tel. +358-20 427 2043

DISTRIBUTION
Helsinki Stock Exchange
Media